Exhibit 12.1

Modine Manufacturing Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years Ended March 31,
	2009	2008	2007	2006	2005

Earnings:

(Loss) earnings before taxes (a)	$(102,953)	$(16,619)	$46,562	$105,796	$109,076

Adjustments:

Undistributed earnings of equity method investees	(1,725)	(2,679)	(3,611)	(4,240)	(5,114)

Distributed income of equity method investees	3,820	1,274	1,065	730	1,335

Fixed charges, excluding capitalized interest	15,935	13,324	10,757	10,211	8,825

Amortization of capitalized interest	764	785	752	731	717

Total Earnings	$(84,159)	$(3,915)	$55,525	$113,229	$114,839

Fixed Charges:

Interest expense, including capitalized interest	$14,697	$11,543	$9,070	$7,657	$6,269

One-third of rental expenses (b)	2,160	2,254	2,525	3,053	2,704

Total Fixed Charges	$16,857	$13,797	$11,595	$10,710	$8,973

Ratio of Earnings to Fixed Charges (c)	n.m.	n.m.	4.79	10.57	12.80

(a) Represents (loss) earnings from continuing operations before income taxes.
(b) Considered to be representative of interest factor in rental expense.
(c ) The ratio of earnings to fixed charges was less than one-to-one for the fiscal years ended March 31, 2009 and 2008.